UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 11-K
__________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-33784
__________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SANDRIDGE ENERGY, INC. 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, OK 73102

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	5
Notes to Financial Statements	6
Supplemental Schedules*
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2014	15
Schedule H, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2014	18

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
SandRidge Energy, Inc. 401(k) Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of SandRidge Energy, Inc. 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the Index page have been subjected to the auditing procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the financial statements but include supplemental information required by the Department of Labor's (“DOL”) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The supplemental schedules are the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 24, 2015

SANDRIDGE ENERGY, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2014	2013
Assets
Investments, at fair value	$73,029,551	$88,532,245
Receivables
Employer contributions	545,684	646,204
Employee contributions	619,554	797,567
Notes receivable from participants	2,550,997	2,462,172
Total assets	76,745,786	92,438,188

Liabilities
Accrued expenses	42,208	43,147
Total liabilities	42,208	43,147
Net assets reflecting investments at fair value	76,703,578	92,395,041

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(62,517)	(49,950)
Net assets available for benefits	$76,641,061	$92,345,091

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014

Additions
Dividends from investments	$1,829,685
Interest on notes receivable from participants	74,772
Contributions
Employer	8,351,930
Employee	10,296,336
Rollovers	374,433
Total additions	20,927,156
Deductions
Net depreciation in fair value of investments	18,518,869
Payment of benefits	18,041,267
Administrative expenses	71,050
Total deductions	36,631,186
Net decrease	(15,704,030)

Net assets available for benefits, beginning of year	92,345,091
Net assets available for benefits, end of year	$76,641,061

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan
The following description of the SandRidge Energy, Inc. 401(k) Plan (the “Plan”) provides only general information. For a more complete description of the Plan's provisions, participants in the Plan should refer to the Plan Agreement.
      General
The Plan is a defined contribution plan covering all eligible employees of SandRidge Energy, Inc. and its subsidiaries (collectively, the “Company” or “Employer”). Employees must be at least 21 years of age and complete two consecutive months of service with the Company in order to be eligible to participate in the Plan. Eligible employees may begin participating on the first day of the first plan quarter after satisfying the Plan's eligibility requirements. Employees qualifying as eligible rehired participants may begin participating in the Plan immediately. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
      Contributions

Participant Contributions. Eligible employees may contribute a percentage of their pretax compensation to the Plan through a payroll deduction program. The Code and Plan Agreement limit discretionary employee contributions to an annual amount, which is adjusted for inflation under the Code.
Participants may direct contributions into one or more of the available investment options, including a self-directed brokerage account.
Company Contributions. The Company determines the matching contribution to be made to the Plan by the Company for each plan year on the first day of that plan year. For the plan year ended December 31, 2014, the Company made matching contributions to the Plan equal to a dollar for each dollar contributed by the participant up to 10% of the participant's eligible compensation (excluding performance bonuses) for each payroll period. For a participant's performance bonus, the Company made dollar for dollar matching contributions to the Plan up to 15%. Company contributions are deposited with the Plan at least annually. During 2014, the Company's contributions to the Plan were made at the same time as the bi-weekly participant contributions.
Company matching contributions are invested entirely in shares of the Company's common stock. After one year of service, participants may transfer amounts allocated to their accounts from the Company's matching contribution to other investment options available under the Plan and may change their future match allocation to other available investment options. See “Vesting” below.
In addition to Company matching contributions, the Plan permits the Company to make profit sharing contributions at its discretion. Any profit sharing contribution made by the Company shall be allocated to eligible employee accounts in proportion to the employee's compensation as a percentage of total compensation of all eligible employees and will vest based on years of service pursuant to the Plan Agreement. The Company made no profit sharing contributions during 2014.
      Payment of Benefits
The Plan provides for payments of benefits to participants or their beneficiaries (i) upon a participant's attainment of age 60, (ii) in the event of a participant's death, (iii) in the event a participant becomes permanently disabled or (iv) in the event a participant age 59 ½ or older elects to receive in-service distributions.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Vesting
Participants are immediately 100% vested in the discretionary employee contribution portion of their accounts plus earnings thereon. The Company's matching contributions plus earnings thereon vest based on years of service, as shown in the table below, pursuant to the Plan Agreement.
Upon termination of service due to a participant's death, disability or retirement, the participant has a nonforfeitable right to 100% of his or her account balance. Upon termination of service for any other reason, a participant's nonforfeitable interest in the portion of his or her account balance attributable to Company contributions shall be determined in accordance with the following vesting schedule:

Full Years of Credit Service	Vesting Percentage
One year but less than two	25.00%
Two years but less than three	50.00%
Three years but less than four	75.00%
Four years or more	100.00%
      Forfeitures
Unvested Company matching contributions, if any, are forfeited and remain in the Plan following separation of employment due to reasons other than a participant's death, disability or retirement. At December 31, 2014 there were no unvested forfeitures included in Plan assets. At December 31, 2013 unvested forfeitures of $18,258 were included in Plan assets. Unvested forfeited amounts may be used to pay Plan expenses that otherwise would be payable by Plan assets or reduce Company matching contributions in accordance with the Plan Agreement. During 2014, forfeitures of $1,060,633 were used to reduce Company matching contributions.
      Termination of the Plan
The Company has the right under the Plan Agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants' accounts will become 100% vested and the Plan's assets will be distributed in accordance with the terms of the Plan Agreement.
      Participant Accounts
Each participant's account is credited with the participant's discretionary contributions and earnings thereon and an allocation of the Company's contributions and earnings thereon. Each participant is entitled to the fully vested portion of the participant's account. The amount of benefits to which a participant is entitled is determined as of the date a participant's distribution is processed.
      Notes Receivable from Participants
Participants may obtain loans from the Plan. The minimum amount a participant may borrow from the Plan is $1,000, and the maximum amount a participant may borrow from the Plan is the lesser of $50,000 or 50% of the participant's vested account balance. All notes related to such loans are secured by the participant's vested account balance and bear interest at a rate equal to the prime rate at the time the loan is funded. Repayment is made in bi-weekly installments over a period not extending beyond five years from the date of the loan.
Plan Administration
The Plan is administered by designated Company personnel. Reliance Trust Company (the “Trustee”) is designated as the Plan's trustee and has delegated responsibility for the custody and management of the Plan's assets to Fidelity Investments (the “Custodian”) and The Newport Group (the “Record Keeper”), respectively. The Company has engaged an investment consultant to assist in (i) selecting appropriate and prudent investment options and (ii) monitoring and evaluating performance results of the investment options to assure that the investment objectives applicable to the investment options are being met. The Company provides administrative and managerial services to the Plan at no charge. Investment expenses charged to the Plan are paid out of Plan assets or by the Company.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

2. Summary of Significant Accounting Policies
      Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The Plan reports investment contracts at fair value in accordance with the Financial Accounting Standards Board's (“FASB”) Accounting Standards Codification (“ASC”) Topic 325, Investments - Other. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. The accompanying statements of net assets available for benefits present the fair value of fully benefit-responsive investment contracts and an adjustment from fair value to contract value of such investment contracts in order to determine net assets available for benefits. The accompanying statement of changes in net assets available for benefits is prepared on a contract value basis.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value, as defined by ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) is the price less costs to sell, if significant, that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. The change in market value of investments is reflected in the statement of changes in net assets available for benefits as appreciation or depreciation in fair value of investments. Investment-related expenses are included in net depreciation of fair value of investments. Dividends are recorded on the ex-dividend date.
      Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
      Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits
Benefit payments to Plan participants are recorded when paid.
Risks and Uncertainties
The Plan provides for investment in the Company's common stock, various mutual funds and other investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan's investments.
Recent Accounting Pronouncements
In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and limits the scope of the disclosure requirements for investments eligible to be measured at net asset value per share to be limited to investments for which the entity has elected to use the practical expedient. The guidance is effective on a retrospective basis for fiscal years beginning after December 15, 2015. As the additional requirements under

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

ASU 2015-07, which will be adopted January 1, 2016, pertain to disclosures of investments eligible to be measured at fair value using the net asset value per share practical expedient, no effect on the Plan’s financial condition is expected. See Note 4 for fair value measurement disclosures.

3. Investments
The following tables present the fair value of Plan investments representing 5% or more of the net assets available for benefits at December 31, 2014 and 2013:

	December 31,
	2014	2013
Vanguard Group, Inc. - Vanguard Target Retirement 2020 Fund	$5,787,673	$5,517,011
Vanguard Group, Inc. - Vanguard Target Retirement 2030 Fund	5,403,950	4,813,598
Vanguard Group, Inc. - Vanguard Target Retirement 2040 Fund	7,017,795	6,494,430
Vanguard Group, Inc. - Vanguard Target Retirement 2045 Fund*	4,600,289	3,335,466
Vanguard Group, Inc. - Vanguard Target Retirement 2050 Fund*	4,688,434	3,701,257
SandRidge Energy, Inc. common stock**	9,427,679	31,797,586
___________________
* Investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013
** Includes participant and nonparticipant-directed investments

The net change in value of Plan investments (including investments bought and sold as well as those held during the year) during 2014 is as follows:

Mutual funds	$2,195,966
Common stock	(20,714,835)
Net depreciation of investments	$(18,518,869)
In addition, the Plan reported dividend income from investments of $1,829,685 for 2014. Accrued interest and dividends receivable were not significant for 2014 or 2013.
Specific investment funds may be added or deleted as investment options under the Plan from time to time. The Plan currently has 33 investment options, including the Company's common stock, and a self-directed brokerage account in which participants have the option to invest their contributions in stocks and bonds.

4. Fair Value Measurements

The Plan measures and reports investments on a fair value basis and has classified and disclosed its fair value measurements using the following levels of the fair value hierarchy in accordance with ASC Topic 820.

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Measurement based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).
Assets and liabilities that are measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The determination of the fair values, stated below, takes into account the market for the Plan's assets, the associated credit risk and other factors as required under ASC Topic 820. The Plan considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

The Plan has assets classified as Level 1 and Level 2 as of December 31, 2014 and 2013 as described below.
Level 1 Fair Value Measurements
Mutual funds. The fair values of mutual funds that invest principally in actively traded marketable securities are derived from quoted market prices as substantially all of these instruments have active markets.
Common stock. Fair value of Company common stock is based on the market price for a share of such common stock as quoted on the New York Stock Exchange on December 31st (or the preceding business day) of the applicable year.
Self-directed brokerage accounts. Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts are derived from quoted market prices.

Level 2 Fair Value Measurements
Guaranteed investment fund. The fair value of the guaranteed investment fund is the sum of the fair value of the United States treasury securities and the guaranteed investment contracts (the “GICs”) held by the guaranteed investment fund as determined by the Putnam Fiduciary Trust Company using a discounted cash flow methodology. The fair value of the United States treasury securities is based on quoted market prices of those securities that are actively traded and the estimated fair value of the GICs is based on the credit rating of the counterparty, current interest rates and term of the contracts. The guaranteed investment fund may invest in United States treasury securities and GICs of various entities. Because Plan participants transact at contract value, fair value is determined annually for reporting purposes only. See Note 5 for further discussion of the guaranteed investment fund and determination of contract value.

The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan's investments as of December 31, 2014 and 2013:

	Investments at Fair Value as of December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income	$1,726,442	$—	$—	$1,726,442
Target	38,084,658	—	—	38,084,658
Small and mid cap	6,055,685	—	—	6,055,685
Large cap	7,476,829	—	—	7,476,829
International	3,373,957	—	—	3,373,957
Other	2,205,689	—	—	2,205,689
Total mutual funds	58,923,260	—	—	58,923,260

Guaranteed investment fund	—	3,370,320	—	3,370,320
SandRidge common stock	9,427,679	—	—	9,427,679
Self-directed brokerage accounts	1,308,292	—	—	1,308,292
Total investments at fair value	$69,659,231	$3,370,320	$—	$73,029,551

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

	Investments at Fair Value as of December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income	$1,566,220	$—	$—	$1,566,220
Target	33,727,167	—	—	33,727,167
Small and mid cap	5,660,755	—	—	5,660,755
Large cap	5,700,659	—	—	5,700,659
International	3,204,658	—	—	3,204,658
Other	1,902,109	—	—	1,902,109
Total mutual funds	51,761,568	—	—	51,761,568

Guaranteed investment fund	—	3,862,898	—	3,862,898
SandRidge common stock	31,797,586	—	—	31,797,586
Self-directed brokerage accounts	1,110,193	—	—	1,110,193
Total investments at fair value	$84,669,347	$3,862,898	$—	$88,532,245

The availability of observable market data is monitored to assess the appropriate classification of the Plan's investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. The Plan’s policy is to recognize transfers in and/or out of fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred. During 2014 and 2013, the Company did not have any transfers between Level 1, Level 2 or Level 3 fair value measurements.

5. Guaranteed Investment Fund - Fully Benefit-Responsive Investment Contract
The Putnam Investments Stable Value Fund is the Plan's guaranteed investment fund option. The fund may invest in short-term money market instruments and in fully benefit-responsive synthetic GICs with various insurance companies, banks and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal amount of the GIC and an amount of interest that is guaranteed to the Plan.
GICs are carried at contract value, which represents invested principal plus contractual interest earned thereon, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive contracts through a common collective trust. The investment contracts are non-transferable, but provide for benefit-responsive withdrawals or transfers by plan participants at contract value. See Note 2 for discussion of the applicable accounting policy.
The fund is designed to preserve principal investment while earning a level of interest income that is consistent with the principal preservation. The fund invests in investment contracts issued by insurance companies and other financial institutions (“wraps”), fixed income securities, and money market funds. Wraps are designed to permit the use of book value accounting to maintain a constant $1 net asset value. In order to maintain the wrap issuers' promise to pay the participant-initiated withdrawals and exchanges at book value, the wraps impose ongoing contractual commitment on the fund as well as the plans invested in the fund. The Plan is required to provide a redemption notice to liquidate its entire share in the fund; however, the fund may defer honoring the withdrawal request for up to 12 months.

There are no reserves against the contract value for the credit risk of the GIC issuer or otherwise. The interest rate for a GIC is based on a formula agreed upon by the Plan and the issuer of the GIC. In no event shall the interest rate be less than zero percent. The key factors that influence future crediting rates include the following: (i) the level of market interest rates, (ii) the amount and timing of participant contributions, transfers and withdrawals, (iii) the investment returns generated, and (iv) the duration of the underlying investments. As of December 31, 2014, the contract value of the guaranteed investment fund was $3,307,803 compared to a fair value of $3,370,320. As of December 31, 2013, the contract value of the guaranteed investment fund was $3,812,948 compared to a fair value of $3,862,898.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

The occurrence of certain events can limit the Plan's ability to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan Agreement (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) failure of the Plan's trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that any event will occur that would limit the Plan's ability to transact at contract value with participants.
The following table presents the average yield earned by the Plan's fully benefit-responsive investment contracts before and after adjustments to reflect the actual interest rate credited to participants during the plan years ended December 31, 2014 and 2013. The Putnam Investments Stable Value Fund is a dollar par fund with only dividends credited to participants.

	2014	2013
Average Yields
Based on actual earnings	1.97%	1.96%
Based on interest rate credited to participants	1.95%	1.94%

6. Nonparticipant-Directed Investments
Net assets available for benefits as of December 31, 2014 and 2013 included nonparticipant-directed investments in Company common stock of $230,494 and $190,397, respectively. The change in net assets related to nonparticipant-directed investments during the 2014 plan year is as follows:

Nonparticipant-directed investment contributions	$988,080
Net depreciation in fair value	(394,540)
Benefits paid to participants	(19,669)
Forfeitures	(49,969)
Transfer to participant-directed investments	(483,490)
Administrative expenses	(315)
Net increase	$40,097

7. Concentration of Market Risk
The Plan has invested a significant portion of its assets in Company common stock. Investments in Company common stock included participant and nonparticipant-directed investments for the plan years ended December 31, 2014 and 2013 and constituted approximately 12% and 34% of the Plan's net assets available for benefits as of December 31, 2014 and 2013, respectively. As a result of this concentration, any significant fluctuation in the market value of Company common stock could impact the net assets of the Plan as well as individual participant account balances.

8. Plan Tax Status
The Company adopted a pre-approved volume submitter profit sharing plan on December 31, 2014. See Note 11 below for changes to the Plan that are effective on January 1, 2015. The Internal Revenue Service (“IRS”) determined that the volume submitter profit sharing plan, by a letter dated March 31, 2014, is designed in accordance with applicable sections of the Internal Revenue Code. The Company believes that the Plan, as amended and restated, and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2011.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

9. Party-in-Interest Transactions
Parties-in-interest (as defined under Department of Labor regulations) to the Plan include any fiduciary of the Plan, any party rendering service to the Plan, the Company as an employer which has employees covered by the Plan and certain others, including Plan participants. During the plan year ended December 31, 2014, the Plan entered into the following transactions with parties-in-interest that are exempt from the Department of Labor regulations that would otherwise prohibit transactions between the Plan and parties-in-interest.

·
Certain Plan investments were held by the Custodian. Transactions between the Plan and the Custodian qualify as party-in-interest transactions due to the Custodian's relationship with the Plan. Total assets invested in the funds managed by the Custodian were $1,894,042 and $1,316,019 at December 31, 2014 and 2013, respectively.

·	The Plan incurred $71,050 in administrative fees in 2014 to the Record Keeper which qualify as party-in-interest transactions.

·
Transactions involving shares of Company common stock are performed by the Custodian on the open market. The Plan held investments in Company common stock totaling $9,427,679 and $31,797,586 at December 31, 2014 and 2013, respectively.

·	Other assets held by the Plan include notes receivable from participants totaling $2,550,997 and $2,462,172 at December 31, 2014 and 2013, respectively.

10. Excess Contributions

The Company made qualified non-elective contributions during 2015 and 2014 to satisfy relevant nondiscrimination provisions of the Plan for the plan years ended December 31, 2014 and 2013, respectively. Additionally, during 2015 the Plan refunded excess deferral contributions for the plan year ended December 31, 2014 to satisfy the portion of the nondiscrimination provision not satisfied by the qualified non-elective contributions already made in 2015.

11. Subsequent Events

Changes to the Plan
Effective January 1, 2015, the Plan was amended and restated to allow Participants to (i) change deferral rates on a monthly basis and (ii) participate in the Plan the month following two complete months of employment. Additionally, the Plan changed the interest rate on participant loans to prime rate plus two percent from prime rate and implemented an auto-escalate feature whereby deferrals of individuals that were automatically enrolled in the Plan at an initial deferral rate of three percent will be automatically escalated one percent annually up to a maximum deferral rate of six percent.

Partial Plan Termination
The Company has determined that a partial termination of the Plan occurred during 2015 as a result of reductions in the Company's workforce made in order to align workforce size with expected reduced activity levels resulting from lower commodity prices. All affected Participants will be fully vested in their accounts.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

12. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$76,641,061	$92,345,091
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	62,517	49,950
Net assets per Form 5500	$76,703,578	$92,395,041

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2014:

Decrease in net assets available for benefits per the financial statements	$(15,704,030)
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	12,567
Net loss per Form 5500	$(15,691,463)

SANDRIDGE ENERGY, INC. 401(K) PLAN
EIN 20-8084793 PN 001
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT INCOME	#	$541,576
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2010 FUND	#	1,966,524
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2015 FUND	#	1,852,514
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2020 FUND	#	5,787,673
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2025 FUND	#	3,495,805
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2030 FUND	#	5,403,950
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2035 FUND	#	2,730,098
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2040 FUND	#	7,017,795
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2045 FUND	#	4,600,289
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2050 FUND	#	4,688,434
	Putnam Investments	Common/Collective Trust PUTNAM STABLE VALUE FUND	#	3,370,320
	TCW Investment Management Co.	Registered Investment Company TCW CORE FIXED INCOME FUND	#	693,745
	Franklin Templeton Investments	Registered Investment Company FRANKLIN STRATEGIC INCOME FUND	#	1,032,697
	American Funds	Registered Investment Company AMERICAN MUTUAL FUND	#	1,261,266
	Parnassus Investments	Registered Investment Company EQUITY INCOME FUND	#	2,238,004
*	Fidelity Management & Research Co.	Registered Investment Company SPARTAN TOTAL MARKET INDEX FUND	#	1,893,888

SANDRIDGE ENERGY, INC. 401(K) PLAN
EIN 20-8084793 PN 001
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value

	Franklin Templeton Investments	Registered Investment Company GROWTH FUND	#	2,083,671
	American Century Investment Mgmt, Inc.	Registered Investment Company MID CAP VALUE FUND	#	1,031,971
	Columbia Funds	Registered Investment Company COLUMBIA MID CAP INDEX FUND	#	700,148
	Principal Management Corporation	Registered Investment Company MIDCAP BLEND FUND	#	1,028,408
	Ivy Investment Management Company	Registered Investment Company IVY MID CAP GROWTH FUND	#	699,901
	Columbia Funds	Registered Investment Company COLUMBIA MULTI-ADVISOR SMALL CAP VALUE FUND	#	423,270
	Ridgeworth Funds	Registered Investment Company SMALL CAP VALUE EQUITY FUND	#	263,783
	Vanguard Group, Inc.	Registered Investment Company SMALL-CAP INDEX FUND	#	1,123,210
	Janus Capital Management, LLC.	Registered Investment Company JANUS TRITON FUND	#	784,994
	American Funds	Registered Investment Company NEW PERSPECTIVE FUND	#	1,163,846
	American Funds	Registered Investment Company EUROPACIFIC GROWTH FUND	#	1,209,631
	American Funds	Registered Investment Company SMALLCAP WORLD FUND	#	315,920
	Oppenheimer Funds, Inc.	Registered Investment Company OPPENHEIMER DEVELOPING MARKETS FUND	#	684,560
	Nuveen Fund Advisors, Inc.	Registered Investment Company NUVEEN REAL ESTATE SECURITIES FUND	#	924,911
	Vanguard Group, Inc.	Registered Investment Company VANGUARD ENERGY FUND	#	1,280,624
*	Fidelity Management & Research Company	Registered Investment Company RETIREMENT MONEY MARKET PORTFOLIO	#	154
	Self-Directed Brokerage Accounts	SELF-DIRECTED BROKERAGE ACCOUNTS	#	1,308,292

SANDRIDGE ENERGY, INC. 401(K) PLAN
EIN 20-8084793 PN 001
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value

*	SandRidge Energy, Inc.	Employer Security SANDRIDGE ENERGY, INC. COMMON STOCK	$34,470,788	9,427,679
	Total investments			73,029,551
*	Participant Loans	Interest Rate of 3.25%	-0-	2,550,997
	Total			$75,580,548

*	Denotes party-in-interest
#	Participant-directed investment; cost information is not required.

SANDRIDGE ENERGY, INC. 401(K) PLAN
EIN 20-8084793 PN 001
SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS *
YEAR ENDED DECEMBER 31, 2014

(B)
	(A)	Total	(C)	(D)
	Total Number	Number of	Total Value of	Total Value of	(E)
Description of asset	of Purchases	Sales	Purchases	Sales	Net Gain/(Loss)
Employer Security SandRidge Energy, Inc. common stock	27	—	$988,080	$—	$—

*	Schedule is prepared using the alternative way of reporting (iii) series transactions under Department of Labor Regulation 2520.103-6 (d)(2).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SANDRIDGE ENERGY, INC. 401(k) PLAN
Date: June 24, 2015	By:	/s/ R. SCOTT GRIFFIN
R. Scott Griffin
Senior Vice President, Human Resources, on
Behalf of SandRidge Energy, Inc. as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm - McConnell & Jones LLP